EARTH LIFE SCIENCES INC.

October 2, 2015

AD Office 11 - Telecommunications

Attention: Carlos Pacho

RE:

Earth Life Sciences Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed May 28, 2015

Form 8-K

Filed April 24, 2014 and June 9, 2014

File No. 001-31444

Dear Sir:

This letter is in response to your comment letter of September 9, 2015.

1-7: We are preparing to file an amended 10-K which we anticipate posting on or before October 7, 2015.

8: In March 2014, the Company created a subsidiary corporation and executed a merger with this wholly owned subsidiary solely for the purposes of effecting a name change. Although the Company was considering changing its business to the emerging medical markets, the Company did not do so. As a result, the Company did not complete a merger in the sense of merging with another business or operating entity. Instead, the Company only effected a name change, which resulted in no change to the financials of the Company or any of the accounting of the Company.

9: The Company effected a 1 for 40 reverse stock split in June 2014. The stock split was approved by the board of the directors of the Company in June 2014, during the 2014 fiscal year.

We trust the above to be in order.

EARTH LIFE SCIENCES INC.

By:

 “Angelo Marino”

Angelo Marino